UnionBanCal Corporation

400 California Street

San Francisco, CA 94104-1302

May 9, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                  Notice of Disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, notice is hereby provided that UnionBanCal Corporation has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, which was filed with the Securities and Exchange Commission on May 9, 2014.

Respectfully submitted,

UnionBanCal Corporation

By:	/s/ Michael F. Coyne
Name:	Michael F. Coyne
Title:	Senior Executive Vice President
and General Counsel